SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Public Company – CVM Code no. 00482-0
CNPJ/MF no. 42.150.391/0001-70
NIRE No. 29.300.006.939

SHAREHOLDERS ANNOUNCEMENT

Braskem S.A. (“Braskem”), complementing previously disclosed information through a material fact published on December 17, 2004, and a Notice to Shareholders published on January 03, 2005, informs its shareholders that during the Ordinary General and the Extraordinary Shareholders Meeting, both held on March 31, 2005, the proposals for the payment of interest earned by the company’s capital, as well as dividends referring to fiscal year 2004 were ratified and approved, as detailed to whit:

PAYMENT OF DIVIDENDS OVER THE COMPANY’S CAPITAL

As it has been already informed to the Shareholders during meetings held on December 14, 2004 and December 31, 2004, the Administrative Council and the Board of Directors sanctioned the payment of R$170,000,000.00 (one hundred and seventy million reais) as interest to be paid over the company´s capital, determined on the base date of December 31, 2004, payable to Braskem’s shareholders, adding up to said amount the priority and mandatory dividends payable for fiscal year 2004, pursuant Law no. 9.249/95 and paragraph 6 of article 44 of the Company By-Laws, to whit:

a)

R$136,023,953.75 payable to the holders of Class “A” and “B” preferred shares and to the holders of American Depositary Receipts (“ADRs”), which is equipollent to the gross amount of R$2.255638 per each block of 1,000 class “A” preferred shares; and

b)	R$33,976,046.25 payable to the holders of common shares, which is equipollent to the gross amount of R$1.124475 for each block of 1,000 common shares.

The credit as defined by Braskem’s accounting records was made in an individualized manner to each shareholder on December 31, 2004, predicated on the latter’s holdings on that date. As decided by the aforementioned Ordinary General Shareholders Meeting, the payment shall begin as of April 12, 2005, based on the latter’s holdings on December 31, 2004. It so being that the shares traded at the stock exchanges are already being traded net of this interest over the company´s capital ever since January 03, 2005, as disclosed previously, the latter date being also considered as the “Brazilian Record Date” to tend to the obligations undertaken as result of the ADR program kept by Braskem in the United States of America; Pursuant to law, and as disclosed previously and informed by the posting agent for the shares issued by Braskem – Banco Itaú S.A, by means of a notice sent to the shareholders which contains information regarding the aforementioned credits and the disbursements, the payment of interest shall be accomplished according to the net value, net of the 15% income tax withheld, pursuant Law no. 9.249/95, except for shareholders, legal entities provenly exempt or immune from having to pay said income tax, pursuant Law no. 9.532/97, as well as public or closed complementary pension companies, insurance companies or programmed pension fund administrating companies that have joined the Special Taxation Regime envisaged in MP no. 2.222/01 and in Law no. 10.431/02; Shareholders resident or domiciled in countries not levying income tax, or where the maximum income tax rate is less than 20% (twenty percent), referred to by art. 24 of Law 9.430/96, are subject to the assessment of income tax to be withheld at the rate of 25% (twenty-five percent).

DIVIDEND DISTRIBUTION

The aforementioned Shareholders meeting has also approved the distribution of dividends referring to fiscal year 2004 in the amount of R$34,178,097.63 (thirty-four million, one hundred and seventy-eight thousand, ninety-seven reais and sixty-three cents), payable to the holders of common shares, which corresponds to the gross amount of R$1.131163 (one real, thirteen cents and a fraction) for each block of one thousand common shares held on that particular date and not kept in the treasury so as to comply with the provisions of the first part of sub-item “c” of art. 9, and sub-item “a”of paragraph 3 of art. 44 of the Company By-Laws, without withholding income tax pursuant the laws in effect.

As per approval, the payment shall begin as of April 12, 2005. As of April 01, 2005, any trading regarding common shares in Brazilian stock exchanges is being accomplished “ex dividends”.

Banco Itaú S.A. shall remain at the disposal of Braskem’s Shareholders to clarify whatever doubts they may have at the Shareholders Service Venues set up within the branch offices located at the addresses infra:

- Rua Boa Vista, 176 - 1º subsolo – São Paulo-SP;
- Rua Sete de Setembro, 99 - Subsolo – Rio de Janeiro-RJ;
- Av. João Pinheiro, 195 - Térreo – Belo Horizonte-MG;
- Rua Sete de Setembro, 746 - Térreo – Porto Alegre-RS;
- Rua João Negrão, 65 - Sobreloja – Curitiba-PR;
- Av. Estados Unidos, 50 - 2º andar – Salvador-BA;
- SCS Quadra 3 - Edifício D’Ângela - Sobreloja – Brasília-DF.

São Paulo/SP, April 07, 2005.

Paul Altit
Investor Relations Director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer